EXHIBIT 99.1
                                                                    ------------



                            ABITIBI-CONSOLIDATED INC.

                     ABITIBI-CONSOLIDATED COMPANY OF CANADA

                             MATERIAL CHANGE REPORT
                             ----------------------

                   FORM 27 - SECURITIES ACT (BRITISH COLUMBIA)
                       FORM 27 - SECURITIES ACT (ALBERTA)
                  FORM 25 - SECURITIES ACT 1988 (SASKATCHEWAN)
                     SECTION 112 - SECURITIES ACT (MANITOBA)
                       FORM 27 - SECURITIES ACT (ONTARIO)
                  SECTION 76(2) - SECURITIES ACT (NEWFOUNDLAND)
                     FORM 27 - SECURITIES ACT (NOVA SCOTIA)

1.       REPORTING ISSUER

         Abitibi-Consolidated Inc. ("ACI")
         1155 Metcalfe Street
         Suite 800
         Montreal, Quebec
         H3B 5H2

         and

         Abitibi-Consolidated Company of Canada
         1155 Metcalfe Street
         Suite 800
         Montreal, Quebec
         H3B 5H2

2.       DATE OF MATERIAL CHANGE

         December 10, 2003.

3.       PRESS RELEASE

         A press release was issued on December 10, 2003 from Montreal, Quebec (a copy of which is attached).

4.       SUMMARY OF MATERIAL CHANGE

         ACI announced the indefinite idling of Lufkin, Texas and Port-Alfred, Quebec, paper mills, as well as the permanent closure of two paper machines previously idled.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See press release.

6.       CONFIDENTIALITY

         This report is not being filed on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       SENIOR OFFICER

         For further information, please contact Jacques P. Vachon, Senior Vice-President, Corporate Affairs and Secretary, at (514) 394-2296.

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Montreal, Quebec this 10th day of December 2003.



                                   /s/ Jacques P. Vachon
                                   --------------------------------------------
                                   JACQUES P. VACHON
                                   SENIOR VICE-PRESIDENT, CORPORATE AFFAIRS AND
                                   SECRETARY

[GRAPHIC OMITTED]
[LOGO - ABITIBI CONSOLIDATED]



          ABITIBI-CONSOLIDATED ANNOUNCES FURTHER ACTIONS TO LOWER COSTS


     o   INDEFINITE IDLING OF LUFKIN, TEXAS AND PORT-ALFRED, QUEBEC PAPER MILLS
     o   $125 MILLION REDUCTION IN OPERATING COSTS


MONTREAL, CANADA - Dec. 10, 2003 - Abitibi-Consolidated Inc. (TSX: A, NYSE: ABY) today announced a continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin, Texas and Port-Alfred, Quebec paper mills, as of December 14, 2003. These actions with improved operating efficiencies will reduce annual operating costs by at least $125 million.

The Company will begin 2004 with more than a million tonnes of focused downtime. Despite these announcements, the Company anticipates selling as much, if not more, product in 2004 than in 2003.

                    AFFECTED CAPACITY AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------
  MILL LOCATION         CAPACITY        IDLED CAPACITY       PERMANENTLY CLOSED
--------------------------------------------------------------------------------
Sheldon, Texas            468,000 MT    328,000 MT news         140,000 MT news
--------------------------------------------------------------------------------
Port-Alfred, Quebec       408,000 MT    282,000 MT news          90,000 MT news
                                         36,000 MT other
--------------------------------------------------------------------------------
Lufkin, Texas             384,000 MT    150,000 MT news
                                        234,000 MT other
--------------------------------------------------------------------------------
                                           INDEFINITE             PERMANENT
TOTAL                   1,260,000 MT    760,000 MT NEWS         230,000 MT NEWS
                                        270,000 MT OTHER
--------------------------------------------------------------------------------

"We continue to work through an oversupplied market. Additionally, the high-cost structure of Port-Alfred has been further exacerbated by the rapid rise of the Canadian dollar, while energy-related costs have jeopardized the cost position of our Texas paper mill operations," stated President and CEO John Weaver. "Considering the current consumption levels for North American newsprint, today's decisive actions are necessary and consistent with our focused downtime strategy. This is a difficult decision and we regret the impact on our employees, but it is essential that we take these steps in order to bring the Company back to a sustained level of profitability as quickly as possible, while maintaining the production flexibility needed for the future."

A provision for closure costs amounting to $64.5 million ($42.4 million after-tax) will be taken in the fourth quarter of 2003. This announcement affects 580 employees at the Lufkin mill and 640 employees at the Port-Alfred mill.

The Company also announced today the closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing a combined annual capacity of 230,000 tonnes of newsprint. A fourth quarter write-down of $69.3 million ($42.8 million after-tax) will be taken to reflect this action.

Abitibi-Consolidated remains committed to customer service and delivery of a high-quality product. The Company will work closely with its customers to offer a smooth transition.

Abitibi-Consolidated is the world's leading producer of newsprint and value-added paper as well as a major producer of wood products, generating sales of $5.1 billion in 2002. With 16,000 employees, the Company does business in more than 70 countries. Responsible for the forest management of 18 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 10,000 Paper Retriever(R) collection points. Abitibi-Consolidated operates 27 paper mills, 21 sawmills, three remanufacturing facilities and one engineered wood facility in Canada, the US, the UK, South Korea, China and Thailand.

FORWARD-LOOKING STATEMENTS:
This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. However, these forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of the Company and the entities in which it has equity interests. There can be no assurance that the actual results and developments anticipated by the Company will be realized, or that they will have the expected consequences to the Company and the entities in which it has equity interests. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-


CONTACTS:

INVESTORS                               MEDIA
Lorne Gorber                            Marc Osborne
Manager, Investor Relations             Manager, Corporate Communications
(514) 394-2360                          & Media Relations
lorne_gorber@abitibiconsolidated.com    (514) 394-2340
                                        marc_osborne@abitibiconsolidated.com